UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

ZENVIA Reports Q1 2022 Results

Strong top line growth and improved revenue mix led to higher profitability

Net Revenues up 61.0% YoY with Adjusted Gross Margin expanding 650bps to 33.8% in Q1

São Paulo, May 05, 2022 – Zenvia Inc. (NASDAQ: ZENV), the leading cloud-based CX communications platform in Latin America, empowering companies to transform their existing communications with end-customers along their life cycle, today reported its fiscal 2022 first quarter operating and financial metrics. Q1 2022 numbers fully consolidate D1 and SenseData.

Cassio Bobsin, Founder & CEO of ZENVIA, said: "We are pleased with the strong start for 2022. The first quarter results attest to the successful execution of our strategic plan. The proceeds from the IPO were critically allocated to M&A and R&D events, which contributed to the acceleration of a more mature ecosystem of products and services.

The recently closed Movidesk transaction is the last of the three acquisitions we funded with the proceeds. More importantly, it concludes our plan A for the first phase of our M&A strategy. Put another way, we bought the exact capabilities and companies that we had targeted. Also, R&D for 2021 drastically increased to represent 12% of our revenue, up from 2% in the prior year. We believe this active management style will continue to benefit our firm and stakeholders, as the healthy increase in our revenues and solid margin expansion from the integration of acquisitions and organic growth confirms so.

One of the main projects where we used our R&D funds is Zenvia Campaign; an intuitive, effortless, and integrated SaaS solution launched in early April, designed to answer the highly demanded needs of our clients, that can now manage multichannel communications throughout their entire user journey. The solution was also constructed to unlock the full potential of data-analytic tools and convert consumers’ reactions into effective success metrics, improving the strategic decision-making process and achieving higher customer loyalty and profitability. We believe this is a game changer in campaigning solutions for the Latin American market.

With the conclusion of the Movidesk transaction, the launch of Zenvia Campaign and the ongoing integration of recently acquired companies, we are well-positioned to offer a full suite of end-to-end solutions and capture all the opportunities in the market."

Financial Highlights Q1 2022

●	Net Revenues increased 61.0% YoY to BRL 197.6 million, with organic growth of 36.0%
●	Net Revenue Expansion Rate (NRE) of 122%, +13p.p. vs Q1 2021
●	Adjusted Gross Profit totaled BRL 66.8 million, +100% YoY, with Adjusted Gross Margin expanding 650bps to 33.8%

M&A and Integration Activity

●	Closing of Movidesk acquisition on May 2nd, 2022. Movidesk adds a help desk SaaS tool for ZENVIA with +75 performance indicators to further empower companies in customer service and support; in 2021, the firm revenues expanded 96% to BRL 33 million, while gross margin was approximately 70%. Movidesk had 2,500 clients as of March 2022, with Annual Recurring Revenue (ARR) of BRL 46 million
●	Integration of D1 moving as planned with teams already fully integrated as of April, and synergies on the cost side (suppliers and systems) being implemented; cross-selling of solutions is positively received by the clients
●	Integration of SenseData is also moving as expected, with back-office activities and structures fully integrated, while team integration is still in progress; on track to target selected customers with cross-selling solutions beginning in Q3

Key Metrics and Recent Business Highlights

●	Number of active customers grew by 21.7% YoY to 12,400
●	ZENVIA Campaign SaaS tool launched in early April. Unlike other tools in the market, this product was developed to offer multichannel communication throughout the entire end-customer journey. Companies can now interact with consumers using a combination of direct and indirect channels, allowing them to react to the brand's actions in the channel they are most active in, effectively contributing to the campaign’s success. It is possible to orchestrate the journey so that messages always arrive at the most opportune moment. The launch is aligned with ZENVIA's strategy of leveraging organic growth by introducing new SaaS products to its growing client base.

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Consolidated Revenue

Consolidated Revenue in Q1 2022 totaled BRL 197.6 million, an increase of 61.0% YoY, reflecting both solid organic growth and M&A gains.

The organic growth rate of 36.0% reflects a higher number of active customers (+21.7% YoY) and a 13 p.p. increase in the Net Revenue Expansion rate to 122%.

Q1 2022 fully consolidates D1 and SenseData, which jointly contributed BRL 30.7 million to our consolidated net revenues in the period. Movidesk transaction was concluded on May 2nd, 2022, and therefore will be fully consolidated as of that date, with numbers already incorporated into ZENVIA’s 2022 earnings guidance.

In terms of revenue mix, revenue from Beyond SMS Termination, which carries higher gross margins, represented 40.6% of the total revenue in Q1 2022, compared to 25.2% in Q1 2021, attesting to solid execution and the positive impacts of our M&A strategy.

Our strong revenue growth for the quarter demonstrates our ability to keep delivering results through a combination of organic expansion in both client base and usage and integrating acquired companies, further improving our revenue mix.

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Profitability

Adjusted Gross Profit increased a solid 100% in the quarter to BRL 66.8 million, reflecting the strong revenue growth and improved mix, while Adjusted Gross Margin expanded 650bps to 33.8%. Adjusted Gross Margin in Q1 2022 was up 120bps sequentially, due to the impact of seasonal higher SMS volumes over profitability in Q4. On a like-for-like basis (pro-forma excluding D1 and SenseData), the Adjusted Gross Margin expanded by 360bps YoY in the quarter.

Adjusted Gross Profit from Beyond SMS Termination reached 79.6% of the total in Q1 2022, compared to 68.6% in the same period of 2021, as a direct result of our diversification strategy and recent acquisitions to position ZENVIA as a SaaS company.

Non-gaap Adjusted EBITDA was negative BRL 9.5 million and includes earn-out expenses related to the acquisitions of Total Voice and Sirena. Excluding these non-cash expenses , non-gaap Adjusted EBITDA in Q1 2022 was negative BRL 7.6 million.

Guidance

FY 2022 Guidance
Revenue (millions)(1)	BRL $875 - $925
Y/Y Growth	43% - 51%
Organic Y/Y Growth(2))	32% - 34%
Adjusted Gross Margin	35.0% - 36.0%
Y/Y Expansion	2.7p.p. - 3.7p.p.

(1)	Includes D1 and SenseData from January 1 to December 31, 2022 and Movidesk from May 1 to December 31, 2022.
(2)	Organic revenue growth guidance excludes revenue from acquisitions that closed after January 1, 2021

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Conference Call

The Company will host a webcast on Friday, May 06, 2022, at 12:00 pm EDT to discuss its operational and financial metrics. To access the webcast presentation, click here. Additional information can be found on the Zenvia Investor Relations website at https://investors.zenvia.com.

Contacts

Investor Relations Shay Chor Fernando Schneider ir@zenvia.com	Media Relations – RPMA Comunicação Nathália Nascimento - (13) 99189-3477 - nathalia.nascimento@rpmacomunicacao.com.br Amanda Amorim - amanda.amorim@rpmacomunicacao.com.br

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About ZENVIA

ZENVIA is driven by the purpose of empowering companies to create unique experiences for customer communications through its unified end-to-end platform. ZENVIA empowers companies to transform their existing customer communications from non-scalable, physical and impersonal interactions into highly scalable, digital-first and hyper contextualized experiences across the customer journey. ZENVIA’s unified end-to-end CX communications platform provides a combination of (i) SaaS focused on campaigns, sales teams, customer service and engagement, (ii) tools, such as software application programming interfaces, or APIs, chatbots, single customer view, journey designer, documents composer and authentication and (iii) channels, such as SMS, Voice, WhatsApp, Instagram and Webchat. Its comprehensive platform assists customers across multiple use cases, including marketing campaigns, customer acquisition, customer onboarding, warnings, customer services, fraud control, cross-selling and customer retention, among others. ZENVIA's shares are traded on Nasdaq, under the ticker ZENV.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control. Zenvia’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: our ability to innovate and respond to technological advances, changing market needs and customer demands, our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage international expansion, substantial and increasing competition in our market, compliance with applicable regulatory and legislative developments and regulations, the dependence of our business on our relationship with certain service providers, among other factors.

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SELECTED FINANCIAL DATA

Financial Statement	Q1
	2022	2021	Variation
	(non audited)	(non audited)
	(in thousands of BRL )		(%)
Revenue	197,581	122,693	61.0%
Cost of services	-138,157	-92,400	49.5%
Gross profit	59,424	30,293	96.2%
Selling and marketing expenses	-25,419	-15,378	65.3%
Administrative expenses	-34,733	-32,722	6.1%
Research and development expenses	-13,310	-5,009	165.7%
Allowance for credit losses	-2,040	-1,590	28.3%
Other income and expenses, net	-8,158	108	n.m.
Operating loss	-24,236	-24,298	-0.3%
Finance costs	-13,618	-17,659	-22.9%
Finance income	11,900	2,926	306.7%
Net finance costs	-1,718	-14,733	-88.3%
Loss before income tax and social contribution	-25,954	-39,031	-33.5%
Deferred income tax and social contribution	4,449	10,626	-53.4%
Current income tax and social contribution	-20	-70	-71.4%
Loss for the year	-21,025	-28,475	-26.2%

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Consolidated Statement of Cash Flow	Q1
	2022 (non audited)	2021 (non audited)
	(in thousands of BRL )
Net cash from (used in) operating activities	-16,421	-43,764
Net cash used in investing activities	-7,904	-4,651
Net cash from (used in) financing activities	-136,166	83,773
Exchange rate change on cash and cash equivalents	-30,143	475
Net (decrease) increase in cash and cash equivalents	-190,634	35,833

Consolidated Balance Sheet

	March 31, 2021 (non audited)	December 31, 2021 (audited)	March 31, 2022 (non audited)
Assets
Current assets	213,513	766,059	583,952
Cash and cash equivalents	95,812	582,231	391,597
Trade and other receivables	92,954	142,407	165,983
Tax assets	8,832	15,936	20,155
Derivative and Financial instruments	382	74	-
Prepayments	3,730	20,918	4,298
Other assets	11,803	4,493	1,919
Advances to Acquisition	-	-	-

Non-current assets	294,479	1,077,790	1,075,623
Tax assets	80	112	126
Prepayments	1,853	2,271	2,659
Interest earning bank deposits	2,177	7,005	7,154
Property, plant and equipment	11,897	15,732	17,330
Intangible assets and goodwill	278,472	1,050,357	1,042,810
Deferred Tax Assets	-	2,276	5,459
Other Assets	-	37	85

Total assets	507,992	1,843,849	1,659,575

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Liabilities
Current liabilities	215,265	429,883	356,341
Loans and borrowings	40,053	64,415	69,437
Trade and other payables	87,562	144,424	148,833
Liabilities from acquisitions	58,922	176,069	87,443
Tax liabilities	9,447	15,736	17,061
Employee benefits	18,094	21,926	20,028
Lease liabilities	1,187	2,220	2,729
Deferred revenue	-	4,582	9,751
Taxes to be paid in installments	-	511	503
Derivative and Financial Instruments	-	-	556

Non-current liabilities	205,379	210,764	150,559
Liabilities from acquisitions	46,616	60,220	19,900
Trade and other payables	1,593	936	114
Loans and borrowings	142,016	143,723	126,759
Lease liabilities	1,390	2,038	2,020
Provisions for tax, labor and civil risks	1,596	1,369	1,150
Deferred tax liabilities	12,168	1,756	- -
Taxes to be paid in installments	-	722	616

Equity	87,348	1,203,202	1,152,675
Capital	130,292	957,523	957,523
Reserves	5,454	226,599	227,240
Translation reserve	1,508	34,638	4,495
Accumulated losses	(49,906)	(15,558)	(36,583)

Total equity and liabilities	507,992	1,843,849	1,659,575

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Non-GAAP Reconciliation – Gross Profit and Gross Margin	Q1
	2022 (non audited)	2021 (non audited)
	(in thousands of BRL )
Gross profit	59,424	30,293
(+) Amortization of intangible assets	7,408	3,142
acquired from business combinations
Non-GAAP Gross Profit(2)	66,832	33,435
Revenue	197,581	122,693
Gross margin(3)	30.1%	24.7%
Non-GAAP Gross Margin(4)	33.8%	27.3%

	Q1
	2022 (non audited)	2021 (non audited)
	(in thousands of BRL )
EBITDA	-9,472	-16,306
(+) Expenses related to IPO grants	-	6,995
Adjusted EBITDA	-9,472	-9,311

Indebtedness
	Interest	March 31, 2021	December 31, 2021	March 31, 2022
(in thousands of BRL )
Working capital	100% CDI+2.40% to 5.46% and 8.60%	181,987	163,138	151,196
BNDES Prosoft	TJLP+2.96%	82	—	—
Debentures	18.16%	—	45,000	45,000
Total		182,069	208,138	196,196

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 4, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer